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MindWalk Validates Platform Precision with Breakthrough Discovery Targeting Pathogenic TDP-43 in Neurodegenerative Disease

VICTORIA, British Columbia — MindWalk Holdings Corp. (“MindWalk” or the “Company”) (Nasdaq: HYFT) today announced the discovery and validation of monoclonal antibodies and intrabodies that selectively target misfolded, pathogenic TDP-43, a disease-driving protein implicated in amyotrophic lateral sclerosis (ALS), frontotemporal dementia (FTD), and certain forms of Alzheimer’s disease.

The work demonstrates MindWalk’s ability to discriminate with structural precision between toxic protein conformations and their healthy counterparts, a long-standing challenge in neurodegenerative drug development. By defining the disease-driving structural state and anchoring it in bio-native wet-lab validation, the Company is resolving both the structural and functional logic of neurodegeneration and converting that understanding into selective, evidence-linked biological assets.

“This discovery validates our platform strategy,” said Dr. Jennifer Bath, President and Chief Executive Officer of MindWalk. “We are identifying disease-defining protein states and translating that insight into selective, validated assets with traceable biological evidence behind them.”

Beyond the specific biology, the study provides external validation of MindWalk’s platform capabilities in a client-driven setting and reinforces the Company’s position as a trusted discovery partner for complex neurodegenerative programs.

The full scientific study, Rational Generation of Monoclonal Antibodies and Intrabodies Selective for Pathogenic TDP-43, is available on bioRxiv (DOI: 10.1101/2025.06.10.658846).

About MindWalk

MindWalk is a Bio-Native AI company transforming drug discovery and development. Powered by its patented HYFT® technology and LensAI™ platform, MindWalk unifies sequence, structure, function, and literature into a single computational language and closes the loop with a fully integrated wet-lab. The platform enables rapid epitope mapping, de novo molecular design, in silico vaccine exploration, and population-scale biologics analytics to convert insight into validated candidates with speed and precision.

Investor Contact

Louie Toma, CPA, CFA
Managing Director, CoreIR
investors@mindwalkAI.com

Source: MindWalk Holdings Corp.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding the significance of the discovery and validation described in this release, the Company’s discovery capabilities and platform performance, the potential relevance or application of the monoclonal antibodies and intrabodies referenced, the ability to identify and characterize disease-driving protein states, the potential translation of preclinical findings into future research or development programs, and potential future collaboration, partnering, licensing, or commercialization opportunities.

Forward-looking statements are based on management’s current expectations and assumptions as of the date of this release and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, but are not limited to, the preliminary nature of scientific findings reported in a preprint that has not undergone peer review; the possibility that subsequent peer review, additional experiments, or further analysis may produce different or contrary results; scientific and technical challenges inherent in drug discovery and development; uncertainties regarding reproducibility, selectivity, safety, pharmacology, and manufacturability; uncertainties regarding the translation of preclinical findings into clinical outcomes; regulatory requirements and approval processes; the Company’s reliance on third-party collaborators, clients, and partners; intellectual property risks and uncertainties; competitive developments; market and macroeconomic conditions; and the Company’s ability to execute its strategy, secure resources, and manage growth.

Except as required by law, MindWalk undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this release.